SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 18)(1)

                             GENCOR INDUSTRIES, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   368-678-108
              ----------------------------------------------------
                                 (CUSIP Number)

               Harvey Houtkin, c/o All-Tech Investment Group, Inc.
          160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368-678-108             SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      All-Tech Investment Group, Inc. EIN 13-2581640
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             19,955
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        19,955
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,955
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 368-678-108             SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rushmore Financial Services, Inc. EIN 22-2837760
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             40,036
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        40,036
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      40,036
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 368-678-108             SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Harvey Houtkin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF WC OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               30,136
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             71,484
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        30,136
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        71,484
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      101,620
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 368-678-108             SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Shefts
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             16,492
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        16,492
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,492
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

                  Common Stock
                  Gencor Industries, Inc.
                  5201 North Orange Blossom Trail
                  Orlando, FL 32810

Item 2.     Identity and Background

            (a)   All-Tech Investment Group, Inc.
            (b)   160 Summit Avenue
                  Montvale, New Jersey 07645
            (c)   Registered broker/dealer, 160 Summit Avenue,
                  Montvale, NJ 07645
            (d)   No
            (e)   No
            (f)   Delaware

            All of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore Financial Services, Inc. ("Rushmore"). All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 18 thereto. Information with respect to Rushmore is as follows:

            (a)   Rushmore Financial Services, Inc.
            (b)   160 Summit Avenue
                  Montvale, New Jersey 07645
            (c) Holding company of All-Tech Investment Group, Inc. and Domestic Securities, Inc.
            (d)   No
            (e)   No
            (f)   New Jersey

            Information with respect to All-Tech is set forth below.
            (a)   All-Tech Investment Group, Inc.
            (b)   160 Summit Avenue, Montvale, NJ 07645
            (c)   Broker/Dealer
            (d)   No
            (e)   No
            (f)   Delaware

            Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on
            Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 18 thereto.

            (a)   Harvey Houtkin
            (b)   c/o All-Tech Investment Group, Inc.
                  160 Summit Avenue
                  Montvale, New Jersey 07645
            (c) Chairman of the Board, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial
                  Services, Inc.
            (d)   No
            (e)   In 1990 a consent order was issued by the New
                  Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc.
                  ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey
                  Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
            (f)   United States

            Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on
            Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 18 thereto.

            (a)   Mark Shefts
            (b)   c/o All-Tech Investment Group, Inc.
                  160 Summit Avenue
                  Montvale, New Jersey 07645
            (c)   President/Treasurer All-Tech Investment Group,
                  Inc., Domestic Securities, Inc. and Rushmore
                  Financial Services, Inc., 160 Summit Avenue,

                  Montvale, NJ 07645
            (d)   No
            (e)   No
            (f)   United States
            (d)   No
            (e)   No
            (f)   Delaware

Item 3.     Source and Amount of Funds or Other Consideration.

            Amounts set forth below are for shares owned directly by a reporting person.

            WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, owned 40,036 shares as of April 19, 1999. All of the stock of All-Tech is owned by Rushmore.

            PF/OO All 30,136 of the shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. Mr. Houtkin owns 30,728 shares (0.4%) together with his mother Esther Houtkin, all of which were purchased for cash. Mr. Houtkin's wife Sherry Houtkin owns 34,291 shares (0.5%) which were purchased for cash. Mr. Houtkin's adult son Stuart Houtkin is the beneficial owner of 720 shares (0.0%) which were purchased for cash. Mr. Houtkin's adult son Brad owns 13,840 shares (0.2%) which were purchased for cash. Mr. Houtkin's adult son Michael Houtkin is the beneficial owner of 3,400 shares (0.0%) which were purchased for cash. Mr. Houtkin disclaims beneficial ownership of all of the shares owned by his wife and his sons Brad and Michael.

            Rushmore owned no shares of the issuer directly as of March 19, 1999. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

            PF All 16,492 of the shares directly beneficially owned by Mr. Shefts and his mother were purchased for cash. Mr. Shefts' wife, Wanda Shefts, owns 8,300 shares (0.1%), all of which were purchased for cash.

Item 4.  Purpose of Transaction

      The shares were purchased for investment purposes only. From time to time All-Tech purchases and sells shares in connection with its market-making activity.

      Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

      (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on April 19, 1999, by all reporting persons submitting this joint filing was

      118,112 equaling approximately 1.6% of the common stock outstanding on such date. Thus this is the final joint filing which will be made by this group.

      All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Mr. Houtkin are subject to sole and shared voting and dispositive power. Shares owned by Mr. Shefts are subject to shared voting and dispositive power.

      (b) Shares beneficially owned by each reporting person:

            All-Tech Investment Group, Inc.                 TOTAL:      40,036
                                                            PERCENTAGE:    0.5%
            Rushmore Financial Services, Inc.
                  (excluding shares                         TOTAL:         -0-
                  of All-Tech)                              PERCENTAGE:    0.0%

            Harvey Houtkin, individually                                36,136
            Harvey Houtkin jointly with Esther Houtkin                  30,728
            Harvey Houtkin's son Stuart Houtkin                            720
            Harvey Houtkin as a control person of
              Rushmore (excluding shares owned
                    by All-Tech)                                           -0-
            Harvey Houtkin as a control person of
              All-Tech                                                  40,036
                                                                       -------
                                                            TOTAL:     106,580
                                                            PERCENTAGE:    1.1

            Mark Shefts, individually                                   16,492
            Mark Shefts as a control person
              of Rushmore (excluding shares owned
              By All-Tech)                                                 -0-
            Mark Shefts as a control person
              of All-Tech                                               40,036
                                                                       -------
                                                            TOTAL:      56,528
                                                            PERCENTAGE:    0.8%

            Mr. Shefts disclaims beneficial ownership of 8,300 shares (0.1%) owned by his wife, Wanda Shefts.

            Mr. Houtkin disclaims beneficial ownership of 13,840 shares (0.2%) owned by his adult son Brad Houtkin; 3,400 shares (0.0%) owned by his adult son Michael Houtkin and 34,291 shares (0.5%) owned by his wife Sherry Houtkin.

      (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7.   Material to be Filed as Exhibits

            None

Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 22, 1999                      ALL-TECH INVESTMENT GROUP, INC.

                                    By  s/Harvey Houtkin
                                      -------------------------------
                                      Harvey Houtkin, Chairman


                                    RUSHMORE FINANCIAL SERVICES, INC.

                                    By   s/Harvey Houtkin
                                      -------------------------------
                                      Harvey Houtkin, Chairman

                                        s/Harvey Houtkin
                                      -------------------------------
                                           Harvey Houtkin

                                         s/Mark Shefts
                                      -------------------------------
                                           Mark Shefts